UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

MEI Pharma, Inc.
(Name of Issuer)

Common Stock, $0.00000002 par value
(Title of Class of Securities)

55279B202
(CUSIP Number)

August 16, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55279B202	13G

1		NAMES OF REPORTING PERSONS
Helsinn Investment Fund SA

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,616,431
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 2,616,431
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,616,431
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% [1]
12		TYPE OF REPORTING PERSON
CO

1
This percentage is calculated based on 34,155,997 shares of the Issuer's Common Stock outstanding as of May 4, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, as filed with the Securities and Exchange Commission on June 5, 2016, plus the 2,616,431 shares acquired by the Reporting Persons on August 16, 2016.

CUSIP No. 55279B202	13G

1		NAMES OF REPORTING PERSONS
Riccardo Braglia

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
2,616,431
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 2,616,431
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,616,431
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
7.1% [1]
12		TYPE OF REPORTING PERSON
IN

CUSIP No. 55279B202	13G

Item 1(a)	Name of Issuer:

The name of the Issuer is MEI Pharma, Inc. (the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices:

11975 El Camino Real, Suite 101, San Diego, CA 92130

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed by Helsinn Investment Fund SA, a Luxembourg société anonyme ("Helsinn") and Mr. Riccardo Braglia with respect to the ownership of the common stock of the Issuer by Helsinn.[2] Helsinn and Mr. Braglia are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated August 22, 2016, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Helsinn is 412F Route d'Esch, L-2086 Luxembourg. The address of the principal business office of Mr. Braglia is Via Pian Scairolo 9, CH-6912, Lugano, Switzerland.

Item 2(c)	Citizenship:

Helsinn is organized as a société anonyme under the laws of the Grand Duchy of Luxemboug. Mr. Braglia is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00000002 par value

Item 2(e)	CUSIP No.:

55279B202

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

2	Mr. Braglia is the ultimate indirect owner of 100% of the equity interests of Helsinn and may be deemed to be a beneficial owner of the securities held by Helsinn.

CUSIP No. 55279B202	13G

Item 4	Ownership:

A.	Helsinn Investment Fund SA

(a)	Amount beneficially owned: 2,616,431

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,616,431

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,616,431

B.	Riccardo Braglia

(a)	Amount beneficially owned: 2,616,431

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,616,431

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,616,431

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2016

Helsinn Investment Fund SA

By:	/s/ Riccardo Braglia
Name:	Riccardo Braglia
Title:	Group Vice President and CEO

Riccardo Braglia

/s/ Riccardo Braglia

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement dated August 22, 2016.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

 Date: August 22, 2016

Helsinn Investment Fund SA

By:	/s/ Riccardo Braglia
Name:	Riccardo Braglia
Title:	Group Vice President and CEO

Riccardo Braglia

/s/ Riccardo Braglia